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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

MERANT plc
ABBEY VIEW, EVERARD CLOSE, ST. ALBANS, HERTFORDSHIRE, AL1 2PS
UNITED KINGDOM

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F      X          Form 40-F

[Indicated by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes                   No      X

EXPLANATORY NOTE:

Attached hereto (and furnished as part of this report) is the Interim Report 2004 for the six months ended October 31, 2003 as distributed to Shareholders and filed with the UK Listing Authority.

SIGNATURE

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merant plc

By:	/s/ STEPHEN M. GOING
Name:	Stephen M. Going
Title:	Vice President, General Counsel & Secretary

Interim Report 2004

Financial results
for the six months ended
31 October 2003

www.merant.com

CONTENTS

CHIEF EXECUTIVE OFFICER'S STATEMENT	2
FINANCIAL INFORMATION
Summarised consolidated profit and loss account	4
Summarised consolidated balance sheet	5
Summarised consolidated cash flow statement	6
Summarised statement of total recognized gains and losses	7
Summarised consolidated reconciliation of movement in shareholders' funds	7
Notes to the financial information	8
INDEPENDENT REVIEW REPORT	10

U.S. Securities Filings

        We are required to comply with various U.S. securities laws and regulations because we have American depositary shares registered with the U.S. Securities and Exchange Commission ("the SEC") which are traded in the United States on the Nasdaq National Market. As a foreign private issuer in the United States, we are required to make certain filings with the SEC on form 6-K and an Annual Report on Form 20-F. These materials are available on the SEC web site at http://www.sec.gov. Copies of Merant's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 2003, are available upon request to our offices in Hillsboro, Oregon, U.S.A., or St Albans, U.K.

Forward-Looking Statements

        The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our software configuration management and other businesses and related revenues. When used in this release, the words 'anticipate,' 'plan', 'believe', 'estimate', 'intend', 'expect', 'goal,' 'realize', 'likely', 'unlikely', and other similar expressions, as they relate to Merant, its business or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, the extent to which the current weakness and uncertainty in the economic climate generally and in IT spending in particular continues, the inability of Merant to effectively manage its costs against uncertain revenue expectations and reduce costs quickly in response to a revenue shortfall, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, especially such delays associated with higher dollar orders, the ability of Merant to develop, release, market and sell products and services to customers in the highly dynamic market for the Company's products, the potential need for software configuration management and web content management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter Merant's markets and the possible success of new and existing competitors in those markets, Merant's ability to recruit and retain key personnel, especially in the sales and business units and at the management level, and Merant's ability to manage and integrate acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect our financial results is included in filings or submissions on Form 6-K as periodically submitted to the SEC, and in Merant's annual report on Form 20-F for the year ended April 30, 2003. Merant undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this report that may reflect events or circumstances occurring after the date of this report

MERANT PLC
UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 OCTOBER 2003

President and Chief Executive Officer's Statement

Introduction

        We were pleased to see significant improvement in our operating profits year over year. This performance is ahead of our schedule in achieving our longer term goal of 15% operating profits as a percent of sales. We continue to see companies and organisations such as AdvancePCS, the U.S. Bureau of Customs and Border Protection, and others experience significant productivity and quality improvements using our products in their respective software development processes. In addition, we remained focused on maintaining research and development expenditures to help drive the product innovations necessary to fuel future revenue growth. See the Product Update (below).

Interim financial results for the six months ended 31 October 2003 (fiscal 2004)

        Operating profit before interest and taxes improved to an operating profit of £0.3 million compared to the operating loss of £11.3 million reported for the six months ended 31 October 2002. Revenue from continuing operations was £36.8 million in the first half of fiscal 2004, compared to the £38.7 million reported for the first half of fiscal 2003.

        Licence fees accounted for approximately 33% of total revenue and declined 16% compared to the first half of fiscal 2003. Maintenance subscription services accounted for 55% of total revenue and increased 5% compared to the first half of fiscal 2003. The remaining 12% consisted of consulting and training fees and declined 12% compared to the first half of fiscal 2003. North American sales represented 58% of total revenue. European sales represented 35% of total revenue with Asia-Pacific sales accounting for 7%.

        Gross margins were 81%, compared to 79% in the first half of fiscal 2003. Total operating expenses were £29.3 million, down from £42.0 million reported in the first half of fiscal 2003. The 30% decline in operating expenses relates to a decline in amortisation of goodwill (24%) and the reduction in operating costs (6%) due to aggressive restructuring actions in fiscal 2003 and general spending controls initiated over the past few quarters. The company ended the first half of fiscal 2004 with 570 employees, a decrease of 5% compared to the same period last year.

        At the end of the first half of fiscal 2004, cash and bank deposits were £39.2 million with no debt. Total cash decreased 14% from the £45.5 million reported at the end of fiscal 2003 due primarily to the cash impact of previously announced restructuring activities, share purchases in relation to our employee benefit trusts and a small strategic technology acquisition (see below).

Product Update

        The Company launched key solutions during the first half of fiscal 2004, including Merant Dimensions 8; Merant Dimensions Enterprise Edition, which includes Dimensions 8 and two new offerings, Dimensions for z/OS and Merant Build; Merant Dimensions for Microsoft .NET, Merant Professional 8, Merant Modello, and Merant Mover. Although we continue to see a challenging environment for new licence fee transactions, as we exited the first half of fiscal 2004 we were pleased to see the volume of smaller transactions increase sequentially, driven by growth in the Professional product line sales.

        Our Web Content Management (WCM) product, Merant Collage, showed continued progress during the first half of fiscal 2004 generating £1.5 million in revenue compared to £0.9 million in the first half of fiscal 2003, an increase of 67%. We continue to seek growth in WCM, while at the same time balancing the resulting financial impacts to our overall business.

        During the first half we completed a relatively small strategic technology acquisition that will support our product development goal of leveraging data and information that exist within the Dimensions data structures. This supports the Company's longer term goal of being a more strategic sale to the IT department over time.

Business Outlook

        For the second half of fiscal 2004, the Company expects improvement over the first half in terms of its available product offerings as new versions of both Professional and Dimensions are now available to the market. In addition, the pipeline for the Company's Dimensions Enterprise Edition product is maturing, providing additional opportunities for the Company. However, the Company continues to feel that a conservative outlook regarding revenue growth is prudent in the short term, given the economic uncertainties that continue to exist. The Company remains focused on enhancing profitability toward its stated goals even in the face of this conservative stance on general economic improvement. To that end, the Company will be taking actions in its third quarter to further improve its overall cost structure and organisational productivity moving forward. The Company expects these actions will result in a one time charge of approximately £0.9 to £1.2 million which will be recorded in our third quarter. The Company remains committed to evolving its product line through organic investments in research and development and by pursuing strategic acquisitions and partnerships to drive revenue growth opportunities in the future.

Summary

        I am very pleased that we were able to deliver operating profits that surpassed our expectations for the first half of fiscal 2004. As the general economic environment remains uncertain, we have taken actions to control costs while maintaining the research and development expenditures required to drive the product innovations necessary for future growth in revenue and profitability. Over the longer term, once the economic conditions begin to improve, and key new products emerge from our research and development investments, we maintain our goal to generate 15 percent operating profits as a percent of sales.

Gerald (Gerry) Perkel
Chief Executive Officer
1 December 2003

Enquiries:
Merant PLC
Gerry.Perkel@merant.com	Tel: +1 (503) 617 2735
Chief Executive Officer
Scott.Hildebrandt@merant.com	Tel: +1 (503) 617 2401
Chief Financial Officer
Taylor Rafferty
Paul Scott	Tel: +44 (0) 20 7936 0400
Merant@Taylor-Rafferty.com

Further information on Merant PLC can be found on www.merant.com

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT
(UNAUDITED)

	Six months to 31 October 2003		Six months to 31 October 2002		Year to 30 April 2003
	(unaudited) £000		(unaudited) £000		(audited) £000
Revenue:
Licence fees	12,136		14,415		29,636
Maintenance subscriptions	20,183		19,262		38,902
Training and consulting	4,445		5,024		10,054

Total revenue	36,764		38,701		78,592

Cost of revenue:
Cost of licence fees	772		728		1,852
Cost of maintenance subscriptions	2,406		2,660		5,179
Cost of training and consulting	3,935		4,626		9,172

Total cost of revenue	7,113		8,014		16,203

Gross profit	29,651		30,687		62,389

Operating expenses
Research and development	8,852		8,829		17,792
Sales and marketing	14,692		16,136		32,158

Amortisation of goodwill and other intangibles	1,690		11,693		13,485
Other general and administrative	4,098		5,359		9,646

Total general and administrative	5,788		17,052		23,131

Total operating expenses	29,332		42,017		73,081

Operating profit (loss)	319		(11,330)		(10,692)
Exceptional items:
Fundamental restructuring	—		(2,375)		(3,515)
Gain on termination of business operation	—		—		594

Profit (loss) on ordinary activities, before interest income	319		(13,705)		(13,613)
Interest income, net	239		501		815

Profit (loss) on ordinary activities, before taxation	558		(13,204)		(12,798)
Taxation	146		—		300

Profit (loss) for the period	704		(13,204)		(12,498)

Earnings (loss) per ordinary share: basic	0.7	p	(12.8	)p	(12.4	)p
Earnings (loss) per ordinary share: diluted	0.7	p	(12.8	)p	(12.4	)p

SUMMARISED CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	At 31 October 2003	At 31 October 2002	At 30 April 2003
	(unaudited) £000	Restated (unaudited) £000	(audited) £000
Fixed assets
Intangible fixed assets	7,798	10,031	8,606
Tangible fixed assets	2,374	4,441	1,970
Investment	9,598	5,242	6,993

Total fixed assets	19,770	19,714	17,569

Current assets
Stock	57	83	90
Trade debtors	13,770	13,354	15,878
Other debtors and prepaid expenses	2,265	5,071	3,580
Cash and bank deposits	39,226	48,904	45,538

Total current assets	55,318	67,412	65,086

Creditors: amounts falling due within one year
Trade creditors	947	1,851	1,237
Accrued employee compensation	4,577	6,136	5,549
Current corporation tax	6,160	5,873	5,988
Accrued expenses, other current liabilities	4,808	10,797	6,103
Deferred revenue	21,999	21,685	25,983

Total current liabilities	38,491	46,342	44,860

Net current assets	16,827	21,070	20,226

Total assets less current liabilities	36,597	40,784	37,795
Provision for liabilities and charges	2,555	8,798	4,479

Net assets	34,042	31,986	33,316

Capital and reserves
Called up share capital	2,105	2,102	2,078
Share premium account	203,139	200,872	201,741
Capital redemption reserve	937	895	937
Profit and loss account	(172,139)	(171,883)	(171,440)

Total shareholders' funds	34,042	31,986	33,316

Re-classifications—Certain prior period amounts have been re-classified to comply with current year presentation.

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	Six months to 31 October 2003	Six months to 31 October 2002	Year to 30 April 2003
	(unaudited) £'000	(unaudited) £'000	(audited) £'000
Operating profit (loss)	319	(11,330)	(10,692)
Depreciation of fixed assets	622	1,667	2,257
Amortisation of software product assets and other intangibles	1,690	11,751	13,485
Employee benefit trust costs	277	—	250
Decrease (increase) in stocks	29	11	(3)
Decrease in debtors	2,847	6,751	4,296
Decrease in creditors	(6,970)	(16,459)	(14,897)
Exceptional items	—	(2,375)	(2,921)
Other items	—	1,192	—

Net cash outflow from operating activities	(1,186)	(8,792)	(8,225)
Returns on investments and servicing of finance	239	501	815
Taxation	720	—	(475)
Capital expenditure and financial investment:
Purchases of tangible fixed assets	(1,412)	(824)	(1,395)
Purchase of intangible fixed assets	(882)	—	—
Purchase of other investments	(935)	—	—
Investment in own shares	(2,439)	—	(2,250)
Proceeds from sale of own shares	392	424	1,370

	(5,276)	(400)	(2,275)

Cash outflow before financing	(5,503)	(8,691)	(10,160)

Purchase of own shares	—	(11,566)	(11,777)
Issue of ordinary shares	1,425	—	897

	1,425	(11,566)	(10,880)

Decrease in cash	(4,078)	(20,257)	(21,040)

Reconciliation of net cash flow to movements in net funds
Decrease in cash	(4,078)	(20,257)	(21,040)
Currency translation difference	(2,234)	(2,459)	(5,042)

Movement in cash during the period	(6,312)	(22,716)	(26,082)

Net funds at beginning of period	45,538	71,620	71,620

Net funds at end of period	39,266	48,904	45,538

SUMMARISED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
(UNAUDITED)

	Six months to 31 October 2003	Six months to 31 October 2002	Year to 30 April 2003
	(unaudited) £000	(unaudited) £000	(audited) £000
Profit (loss) for the period	704	(13,204)	(12,498)
Currency translation adjustment	(1,403)	(2,459)	(2,518)

Total recognized gains and losses for the period	(699)	(15,663)	(15,016)

SUMMARISED CONSOLIDATED RECONCILIATION OF
MOVEMENT IN SHAREHOLDERS' FUNDS
(UNAUDITED)

	Six months to 31 October 2003	Six months to 31 October 2002	Year to 30 April 2003
	(unaudited) £000	(unaudited) £000	(audited) £000
Profit (loss) for the period	704	(13,204)	(12,498)
Currency translation adjustment	(1,403)	(2,459)	(2,518)
Share options exercised	1,425	—	894
Share buy-back	—	(11,566)	(11,777)

Net addition to (reduction in) shareholders' funds	726	(27,229)	(25,899)
Opening shareholders' funds	33,316	59,215	59,215

Closing shareholders' funds	34,042	31,986	33,316

NOTES TO THE INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1.    Basis of preparation

        The interim financial information, which was approved by the Board of Directors on 1 December 2003, has been prepared in accordance with the accounting policies set out in, and are consistent with, the company's fiscal 2003 financial statements. The interim financial information is unaudited and does not comprise statutory accounts for the purposes of section 240 of the Companies Act 1985. The abridged information for the year to 30 April 2003 has been extracted from the company's statutory accounts for that period which have been filed with the Registrar of Companies. The auditors' report on the statutory accounts of the company for that period was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

2.    Segmental information—continuing operations

Turnover	Six months to 31 October 2003	Six months to 31 October 2002	Year to 30 April 2003
	(unaudited) £000	(unaudited) £000	(audited) £000
Europe	13,043	12,648	25,301
Americas	21,492	23,929	48,977
Asia and Pacific	2,229	2,124	4,314

Total	36,764	38,701	78,592

3.    Amortisation of goodwill

        Included within general and administrative costs are the following amounts relating to goodwill amortisation.

	Six months to 31 October 2003	Six months to 31 October 2002	Year to 30 April 2003
	(unaudited) £000	(unaudited) £000	(audited) £000
Amortisation of goodwill	1,678	11,693	13,371

4.    Exceptional items

        Exceptional costs of £2.4 million in the half year ended 31 October 2002 comprise additional provisions for property costs in respect of premises made vacant as part of the restructuring and cost reduction programme.

5.    Taxation

        The tax credit of £146,000 consists of approximately £100,000 current tax provision and £246,000 in relation to foreign withholding tax recovered by one of our European subsidiaries.

6.    Earnings per share

        Basic earnings (loss) per share is computed as the profit (loss) for the period after taxation divided by the weighted average number of ordinary shares outstanding during the period. Shares held by the employee share ownership trust are excluded except for those which are contingently issuable, and for which all the conditions for issue have been met.

        Diluted earnings (loss) per share is computed based on basic earnings (loss) per share, as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the company's ordinary shares at their average market price during each period.

	Six months to 31 October 2003		Six months to 31 October 2002		Year to 30 April 2003
	(unaudited) £000		(unaudited) £000		(audited) £000
Profit (loss) after taxation	704		(13,204)		(12,498)
Weighted average number of ordinary shares:
In issue	104,449		108,332		105,796
Owned by employee share ownership trust	(6,457)		(5,203)		(5,057)

Basic weighted average ordinary shares	97,992		103,129		100,739
Dilutive effect of share options	3,257		—		—

Diluted weighted average ordinary shares	101,249		103,291		100,739
Earnings (loss) per share: basic	0.7	p	(12.8	)p	(12.4	)p
Dilutive effect of share options	—		—		—
Earnings (loss) per share: diluted	0.7	p	(12.8	)p	(12.4	)p

7.    Subsequent events

        After the Balance Sheet date the Company will be taking additional actions in its third quarter to further improve its overall cost structure and organizational productivity moving forward. The Company expects that these actions will result in a one time charge of approximately £0.9 to £1.2 million which will be recorded in the Company's third quarter.

Independent review report by KPMG Audit Plc to Merant Plc

Introduction

        We have been engaged by the company to review the financial information set out on pages 4 to 9 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

        This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

        The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

        We conducted our review in accordance with guidance contained in Bulletin 1999/4 (Review of Interim Financial Information) issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

        On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2003.

KPMG Audit Plc
Chartered Accountants
St Albans
1 December 2003

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SIGNATURE
CONTENTS
MERANT PLC UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2003
SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
SUMMARISED CONSOLIDATED BALANCE SHEET (UNAUDITED)
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT
SUMMARISED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES (UNAUDITED)
SUMMARISED CONSOLIDATED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS (UNAUDITED)
NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Independent review report by KPMG Audit Plc to Merant Plc